FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823


05009637

July 4, 2005

SUPPL

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp ~~Exploration~~ Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

July 4, 2005

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to announce that it is granting incentive stock options to purchase a total of 635,000 common shares in its capital stock, at a price of $0.15 per share, exercisable on or before July 4, 2010. The options were granted pursuant to the company's incentive stock option plan, under which a maximum of 10 percent of the issued and outstanding common shares are reserved for issuance. Shares issuable upon exercise of the incentive stock options are subject to a 4 month TSX Venture Exchange hold period commencing on the date the incentive stock options are granted.

The closing price of the Company's shares on June 30, 2005 was $0.15.

The above is subject to acceptance by the TSX Venture Exchange.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.